EXHIBIT 12.1

DUKE REALTY LIMITED PARTNERSHIP

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS

TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(in thousands, except ratios)

	December 31, 2009		December 31, 2008		December 31, 2007	December 31, 2006	December 31, 2005
Income (loss) from continuing operations, less preferred distributions	$(350,516)		$20,102		$106,142	$102,762	$96,530
Preferred distributions	73,451		71,426		58,292	56,419	46,479
Interest expense	220,239		198,449		174,981	170,348	105,882

Earnings (loss) before fixed charges	$(56,826)		$289,977		$339,415	$329,529	$248,891

Interest expense	$220,239		$198,449		$174,981	$170,348	$105,882
Interest costs capitalized	26,864		53,456		59,167	36,260	9,510

Total fixed charges	247,103		251,905		234,148	206,608	115,392

Preferred distributions	73,451		71,426		58,292	56,419	46,479

Total fixed charges and preferred distributions	$320,554		$323,331		$292,440	$263,027	$161,871

Ratio of earnings to fixed charges	N/A	(1)	1.15		1.45	1.59	2.16

Ratio of earnings to fixed charges and preferred distributions	N/A	(2)	N/A	(3)	1.16	1.25	1.54

(1) N/A – the ratio is less than 1.0; deficit of $303.9 million exists for the year ended December 31, 2009. The calculation of earnings includes $339.0 million of non-cash depreciation expense and $302.8 million of impairment.

(2) N/A – the ratio is less than 1.0; deficit of $377.4 million exists for the year ended December 31, 2009. The calculation of earnings includes $339.0 million of non-cash depreciation expense and $302.8 million of impairment.

(3) N/A – the ratio is less than 1.0; deficit of $33.4 million exists for the year ended December 31, 2008. The calculation of earnings includes $308.1 million of non-cash depreciation expense and $18.5 million of impairment.